# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elastic N.V., CIK 0001707753
CUSIP: N14506104
Title of class of securities: Ordinary Shares, Euro 0.01 par value per share
Address of issuer's principal executive offices: 33 NEW MONTGOMERY ST., 9TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 10/12/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001753439

## Reporting persons
- Steven Schuurman: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 2,504,600; shared voting power 0; sole dispositive power 2,504,600; shared dispositive power 0; aggregate amount beneficially owned 2,504,600 (2.4% of the class)
  Comment: The Ordinary Shares, Euro 0.01 par value per share, of the Issuer ("Ordinary Shares") reported in rows 5 through 9 are held of record by CMXI B.V. ("CMXI"). Providence Capital Family Office B.V. is the sole director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these Ordinary Shares.
  
  The percentage in row 11 is based on 104,991,280 Ordinary Shares outstanding as of August 21, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026, filed with the Securities and Exchange Commission (the "SEC") on August 28, 2026.
- CMXI B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 2,504,600; shared voting power 0; sole dispositive power 2,504,600; shared dispositive power 0; aggregate amount beneficially owned 2,504,600 (2.4% of the class)
  Comment: The Ordinary Shares reported in rows 5 through 9 are held of record by CMXI. Providence Capital Family Office B.V. is the sole director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these Ordinary Shares.
  
  The percentage in row 11 is based on 104,991,280 Ordinary Shares outstanding as of August 21, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026, filed with the SEC on August 28, 2026.

## Item 1. Issuer
Name of issuer: Elastic N.V.
Address of issuer's principal executive offices: Not applicable

## Item 2. Person Filing
Name of person filing:
Each of the following is a reporting person ("Reporting Persons"):
Steven Schuurman
CMXI B.V., or CMXI

Providence Capital Family Office B.V. is the sole director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these Ordinary Shares.
Address of principal business office or, if none, residence:
The address for Mr. Schuurman is:
c/o Elastic N.V.
33 New Montgomery St., 9th Floor
San Francisco, California 94105

The address for CMXI is:
Hof van Zevenbergen 1A
5211 HB
's-Hertogenbosch
The Netherlands
Citizenship:
The Netherlands

CMXI is a Dutch private company with limited liability.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,504,600
Percent of class: 2.4%
Sole power to vote or to direct the vote: 2,504,600
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,504,600
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Steven Schuurman: /s/ Steven Schuurman, Steven Schuurman (11/13/2026)
- CMXI B.V.: /s/ M.W.L. Dill, Director (11/13/2026)